

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

John Tyson
Chief Financial Officer
Tyson Foods, Inc.
2200 West Don Tyson Parkway
Springdale, Arkansas 72762

  Re: Tyson Foods, Inc.
    Form 10-K for the Fiscal Year Ended September 30, 2023
    File No. 001-14704

Dear John Tyson:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing